SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X                        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                         No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page Number
1.1	Announcement in relation to proposed re-election and election of directors, proposed re-election of supervisors and retirement of supervisor, dated March 24, 2020	A-1

1.2	Announcement in relation to proposed amendments to articles of association, dated March 24, 2020	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

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•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the impact of the outbreak of a novel strain of coronavirus, known as “COVID-19”, on the PRC economy and our operations and financial performance;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 25, 2020	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS,

PROPOSED RE-ELECTION OF SUPERVISORS

AND RETIREMENT OF SUPERVISOR

PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that the term of office of the current sixth session of the members of the Board will expire on the date of the annual general meeting of the Company for year 2019 to be convened (“Annual General Meeting”). The Board has proposed the re-election arrangement for the seventh session of the Board as follow:

(i)

the re-election of Mr. Ke Ruiwen, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Wang Guoquan (all as the current Executive Directors) and Mr. Chen Shengguang (as the current Non-Executive Director) as Directors of the seventh session of the Board; and

(ii)

the re-election of Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the current Independent Non-Executive Directors) as Independent Directors of the seventh session of the Board.

Meanwhile, the election of Mr. Li Zhengmao (“Mr. Li”), the President and Chief Operating Officer of the Company, and Mr. Shao Guanglu (“Mr. Shao”) as Executive Directors of the seventh session of the Board are proposed to the shareholders of the Company for approval at the Annual General Meeting. Their biographical details are set out as follow:

Mr. Li Zhengmao, aged 57, is the President and Chief Operating Officer of the Company. Mr. Li graduated from Sichuan University with a major in radio electronics and received a master degree in radio technology from Chengdu Telecommunications Engineering Institute and a doctorate degree in communication and electronic system of radio engineering from Southeast University. Mr. Li served as an Executive Director and Vice President of China Unicom Limited, a Director and Vice President of China United Telecommunications Corporation, a Vice President of China Mobile Limited which is listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”), a Vice President and General Counsel of China Mobile Communications Group Co., Ltd. and a Director and Vice President of China Mobile Communication Co., Ltd., a Non-Executive Director of China Communications Services Corporation Limited which is listed on the Main Board of the HKSE and a Vice Chairman of True Corporation Public Company Limited which is listed on the Stock Exchange of Thailand. Mr. Li is currently a Director and the President of China Telecommunications Corporation. Mr. Li has extensive experience in management and the telecommunications industry.

Mr. Shao Guanglu, aged 56, is a professor level senior engineer. He graduated and received master degrees in engineering and economics from Harbin Institute of Technology and a doctorate degree in management from Nankai University. Mr. Shao served as a Deputy General Manager of China United Network Communications Group Company Limited, an Executive Director and Senior Vice President of China Unicom (Hong Kong) Limited which is listed on the Main Board of HKSE, a Senior Vice President of China United Network Communications Limited which is listed on the Shanghai Stock Exchange, a Director and Senior Vice President of China United Network Communications Corporation Limited, a Non-Executive Director of China Communications Services Corporation Limited, China Tower Corporation Limited and PCCW Limited, all of which are listed on the Main Board of HKSE, and a member of the board of directors of Open Networking Foundation. Mr. Shao is currently a Director of China Telecommunications Corporation, a member of the strategy committee of GSM Association, a Vice President of China Information Technology Industry Federation and Deputy Director of Communications Science and Technology Committee of the Ministry of Industry and Information Technology of the People’s Republic of China. Mr. Shao has extensive experience in management and the telecommunications industry.

Save as disclosed in this announcement, Mr. Li and Mr. Shao did not hold any directorship in any other listed companies nor take up any other position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Li and Mr. Shao do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointments of Mr. Li and Mr. Shao that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any other matters which need to be brought to the attention of the shareholders of the Company.

The proposal for the re-election and election of Directors will be submitted for approval by the shareholders of the Company at the Annual General Meeting. The term of office of the seventh session of the Board will commence from the date of approval by the shareholders of the Company at the Annual General Meeting until the annual general meeting of the Company for the year 2022 to be convened in year 2023. Upon obtaining the approval of the proposal for the re-election and election of Directors from the shareholders of the Company at the Annual General Meeting, the Company will enter into a service contract with each Director respectively. The Board, after obtaining the authorisation from the shareholders of the Company at the Annual General Meeting, will determine the remuneration of each Director with reference to their duties, responsibilities, experience as well as current market conditions.

PROPOSED RE-ELECTION OF SUPERVISORS AND RETIREMENT OF SUPERVISOR

The term of office of the current sixth session of the members of the supervisory committee of the Company (the “Supervisory Committee”) will expire on the date of the Annual General Meeting. The Supervisory Committee has proposed to re-elect Mr. Sui Yixun and Mr. Xu Shiguang, the current Shareholder Representative Supervisors of the sixth session of the Supervisory Committee, as members of the seventh session of the Supervisory Committee. Due to his age, Mr. Ye Zhong, a Shareholder Representative Supervisor of the sixth session of the Supervisory Committee will retire from his position as a Supervisor of the Company upon the expiry of his term of service at the Annual General Meeting. The Employee Representative Supervisors of the seventh session of the Supervisory Committee shall be elected democratically by the employees of the Company. The results of such election will be announced separately.

The proposal for the re-election of Supervisors will be submitted for approval by the shareholders of the Company at the Annual General Meeting. The term of office of Shareholder Representative Supervisors of the seventh session of the Supervisory Committee will commence from the date of approval by the shareholders of the Company at the Annual General Meeting until the annual general meeting of the Company for the year 2022 to be convened in year 2023. Upon obtaining the approval of the proposal for the re-election of Supervisors from the shareholders of the Company at the Annual General Meeting, the Company will enter into a service contract with each Supervisor respectively. The Supervisory Committee, after obtaining the authorisation from the shareholders of the Company at the Annual General Meeting, will determine the remuneration of each Supervisor with reference to their duties, responsibilities, experience as well as current market conditions.

A circular containing, among other things, details of the proposed re-election and election of Directors and the proposed re-election of Supervisors and the biographical details of the proposed Directors and Supervisors will be despatched to the shareholders of the Company in due course.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 24 March 2020

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that, pursuant to the requirements of regulatory authorities and the actual operational needs of the Company, the Board proposes to amend the relevant provisions of the articles of association of the Company (the “Articles of Association”) regarding the scope of business to reflect the amendments to the contents of the operation permit for value-added telecommunications businesses.

Meanwhile, the Board announces that pursuant to the “Reply of the State Council on the Adjustment of the Notice Period of the General Meeting and Other Matters Applicable to the Overseas Listed Companies (Guo Han [2019] No. 97) (《國務院關於調整適用在境外上市公司召開股東大會通知期限等事項規定的批覆》(國函〔2019〕97號))” to amend the requirements with respect to notice period, shareholders’ proposal rights and convening procedures for general meetings applicable to joint stock companies incorporated in the People’s Republic of China and listed overseas, the Board proposes to amend the relevant provisions of the Articles of Association regarding the procedures convening general meetings accordingly.

The Company proposes to amend the Articles of Association, details of which are set out as follow:

Article provisions before amendments	Article provisions after amendments

Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

...

Value-added telecommunications businesses include:

Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

...

Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in information services business (limited to mobile information services) in Tianjin, Hebei, Shanxi, Inner Mongolia, Liaoning, Jilin, Heilongjiang, Shandong, Henan and Tibet, engage in domestic Very Small Aperture Terminal communications business, Internet data centre business and content distribution network business in the People’s Republic of China.

...

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

...

Article 45

No change may be made to the register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders’ general meeting or within five (5) days before the record date for the Company’s distribution of dividends.

Article 45

No change may be made to the register of shareholders as a result of a transfer of shares within twenty (20) days prior to the date of a shareholders’ general meeting or within five (5) days before the record date for the Company’s distribution of dividends. However, in the event that there is any other relevant provision applicable to the registration of changes of the Company’s register of shareholders as promulgated and stipulated by the PRC laws, administrative regulations or the listing rules of the stock exchange on which the Company’s shares are listed, such provision shall prevail.

Article 57

The shareholders’ general meeting shall have the following functions and powers:

...

(13) to consider motions raised by shareholders who represent 5% or more of the total number of voting shares of the Company;

...

Article 57

The shareholders’ general meeting shall have the following functions and powers:

...

(13) to consider motions raised by shareholders who represent 3% or more of the total number of voting shares of the Company;

...

Article 60

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting (inclusive of the day on which the meeting is held) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty (20) days before the date of the meeting.

Article 60

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given at least twenty (20) clear business days before the date of the meeting in the case of an annual general meeting, or at least ten (10) clear business days or fifteen (15) days, whichever is longer, in the case of an extraordinary general meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting.

Article 61

When the Company convenes a shareholders’ annual general meeting, shareholder(s) holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Article 61

When the Company convenes a shareholders’ general meeting, shareholder(s) holding 3% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Article 62

The Company shall, based on the written replies that it receives from the shareholders twenty (20) days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amounts to more than one-half of the Company’s total voting shares, the Company may hold the meeting; if not, then the Company shall, within five (5) days, notify the shareholders by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after publication of such announcement.

Article 62 A shareholders’ general meeting shall not decide on any matter not stated in the notice for the shareholders’ general meeting.

A shareholders’ extraordinary general meeting shall not decide on any matter not stated in the notice for the meeting.

Article 64

Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within the interval of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Article 64

Notice of shareholders’ general meetings shall be served on each shareholder (regardless of whether such shareholder is entitled to vote at the meeting), by personal delivery or prepaid airmail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Shares, notice of the meetings may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council; after the publication of such announcement, the holders of Domestic Shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Article 92

Written notice of a class meeting shall be despatched to all shareholders who are registered as holders of that class in the register of shareholders forty-five (45) days (inclusive of the day of the class meeting) before the date of the class meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply to the Company twenty (20) days before the date of the class meeting.

Article 92

In the event that the Company convenes a class meeting, the notice period for despatching written notice of such class meeting shall be the same as the notice period convening a non-class meeting as scheduled together with such class meeting. The written notice containing the matters to be considered at the meeting, the date and the place of the meeting shall be given to that class of shareholders whose names appear on the shareholders’ register.

If the shareholders who intend to attend such class meeting represent more than half of the total number of shares of that class which have the right to vote at such meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days give the shareholders further notice of the matters to be considered, the date and the place of the class meeting by way of public announcement. The Company may then hold the class meeting after such public announcement has been made.

In the event of any discrepancy between the Chinese version and the English version of the Articles of Association, the Chinese version shall prevail as the Articles of Association are written in Chinese and its English version is an unofficial translation and for reference only.

The above proposed amendments to the Articles of Association are subject to the consideration and approval of the Company’s shareholders by way of a special resolution at the Company’s 2019 annual general meeting to be convened. A circular containing, among other things, details of the proposed amendments to the Articles of Association together with the notice of the 2019 annual general meeting will be despatched to the Company’s shareholders in due course. The amended Articles of Association shall become effective on the date upon the relevant special resolution being approved at the Company’s 2019 annual general meeting to be convened.

By Order of the Board
China Telecom Corporation Limited
Wong Yuk Har
Company Secretary

Beijing, China, 24 March 2020

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).